Filed Pursuant to Rule 433

Registration No. 333-190470

Pricing Term Sheet

August 14, 2013

BROADRIDGE FINANCIAL SOLUTIONS, INC.

Pricing Term Sheet

Issuer:	Broadridge Financial Solutions, Inc.

Security:	3.950% Senior Notes due 2020

Principal Amount:	$400,000,000

Trade Date:	August 14, 2013

Settlement Date**:	T+5; August 21, 2013

Maturity:	September 1, 2020

Coupon:	3.950%

Issue Price:	99.871%

Yield to maturity:	3.971%

Spread to Benchmark Treasury:	185 bps

Benchmark Treasury:	2.000% due July 31, 2020

Benchmark Treasury Price and Yield:	99-07 and 2.121%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2014

Make-Whole Redemption:	At any time at a discount rate of U.S. Treasury plus 30 basis points

CUSIP	11133TAB9

ISIN:	US11133TAB98

Anticipated Ratings*:	Moody’s: Baa1 / S&P: BBB / Fitch: BBB+

Minimum denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA Inc. TD Securities (USA) LLC The Williams Capital Group, L.P.

Pro Forma Ratio of Earnings to Fixed Charges:

Pro Forma Fiscal Year Ended June 30, 2013(1)
Ratio of Earnings to Fixed Charges	8.8x

(1)	Gives effect to this offering and the application of the net proceeds therefrom as of the beginning of the pro forma period presented. See “Use of proceeds” and “Ratio of earnings to fixed charges.”

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**	It is expected that delivery of the notes will be made against payment therefor on or about August 21, 2013, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at 212-834-4533, (2) Mitsubishi UFJ Securities (USA), Inc. toll-free at 877-649-6848, (3) Morgan Stanley & Co. LLC toll-free at 866-718-1649 or (4) Wells Fargo Securities, LLC toll-free at 800-326-5897.

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